UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 12)


                          AMERICAN BILTRITE INC.
-----------------------------------------------------------------------
                             (Name of Issuer)

                        Common Stock, no par value
-----------------------------------------------------------------------
                      (Title of Class of Securities)

                               0245911091
-----------------------------------------------------------------------
                              (CUSIP Number)

                         Henry W. Winkleman, Esq.
                        c/o American Biltrite Inc.
                             57 River Street
                   Wellesley Hills, Massachusetts 02181
                              (781) 237-6655
----------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             With a copy to:

                          Louis A. Goodman, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                      One Beacon Street, 31st Floor
                       Boston, Massachusetts 02108
                              (617) 573-4800


                            December 10, 1997
----------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                               SCHEDULE 13D


           CUSIP NO. 0245911091

           NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           Natalie S. Marcus

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  |_|
                                                            (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

           NUMBER OF                7    SOLE VOTING POWER  (See Item 5)
             SHARES                      873,110
          BENEFICIALLY
            OWNED BY                8    SHARED VOTING POWER (See Item 5)
              EACH                       144,000
           REPORTING
             PERSON                 9    SOLE DISPOSITIVE POWER (See Item 5)
              WITH                       873,110

                                   10    SHARED DISPOSITIVE POWER
                                         (See Item 5)
                                         144,000

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           1,017,110

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*   (See Item 5)                                 |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See Item 5)
           27.98%

   14      TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

           CUSIP NO. 0245911091

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard G. Marcus

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  |_|
                                                           (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                      |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

           NUMBER OF                7   SOLE VOTING POWER  (See Item 5)
             SHARES                     373,247
          BENEFICIALLY
            OWNED BY                8   SHARED VOTING POWER (See Item 5)
              EACH                      151,320
           REPORTING
             PERSON                 9   SOLE DISPOSITIVE POWER (See Item 5)
              WITH                      373,247

                                   10   SHARED DISPOSITIVE POWER
                                        (See Item 5)
                                        151,320

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           524,567

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*           (See Item 5)                        |X|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See  Item 5)
           14.17%

    14     TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

           CUSIP NO. 0245911091

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roger S. Marcus

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

           NUMBER OF                7   SOLE VOTING POWER   (See Item 5)
             SHARES                     370,601
          BENEFICIALLY
            OWNED BY                8   SHARED VOTING POWER (See Item 5)
              EACH                      144,000
           REPORTING
             PERSON                 9   SOLE DISPOSITIVE POWER (See Item 5)
              WITH                      370,601

                                   10   SHARED DISPOSITIVE POWER
                                        (See Item 5)
                                        144,000

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           514,601

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*           (See Item 5)                       |X|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See Item 5)
           13.90%

    14     TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

           CUSIP NO. 0245911091

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William M. Marcus

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

           NUMBER OF                7   SOLE VOTING POWER   (See Item 5)
             SHARES                     358,364
          BENEFICIALLY
            OWNED BY                8   SHARED VOTING POWER (See Item 5)
              EACH                      0
           REPORTING
             PERSON                 9   SOLE DISPOSITIVE POWER (See Item 5)
              WITH                      358,364

                                   10   SHARED DISPOSITIVE POWER
                                        (See Item 5)
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           358,364

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*           (See Item 5)                        |X|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See Item 5)
           9.71%

    14     TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

           CUSIP NO. 0245911091

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cynthia S. Marcus

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|
                                                                (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

           NUMBER OF                7   SOLE VOTING POWER   (See Item 5)
             SHARES                     9,400
          BENEFICIALLY
            OWNED BY                8   SHARED VOTING POWER (See Item 5)
              EACH                      0
           REPORTING
             PERSON                 9   SOLE DISPOSITIVE POWER (See Item 5)
              WITH                      9,400

                                   10   SHARED DISPOSITIVE POWER
                                        (See Item 5)
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           9,400

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*           (See Item 5)                        |X|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See Item 5)
           0.26%

    14     TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               SCHEDULE 13D

           CUSIP NO. 0245911091

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles E. Heming

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                               (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO (See Item 3)

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                      |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

           NUMBER OF                7   SOLE VOTING POWER   (See Item 5)
             SHARES                     0
          BENEFICIALLY
            OWNED BY                8   SHARED VOTING POWER (See Item 5)
              EACH                      0
           REPORTING
             PERSON                 9   SOLE DISPOSITIVE POWER (See Item 5)
              WITH                      0

                                   10   SHARED DISPOSITIVE POWER
                                        (See Item 5)
                                        0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
           0

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*           (See Item 5)                       |X|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (See Item 5)
           0%

    14     TYPE OF REPORTING PERSON*
           IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




Note: This Amendment No. 12 amends a statement on Schedule 13D dated August 12, 1982 (the "Statement"), as amended by Amendment Nos. 1 through 11 thereto (the "Amendments"), filed on behalf of a group, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (each of whom is referred to as an "Original Reporting Person"). The Original Reporting Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of the Company (as defined below), and their voting of shares of the Common Stock (as defined below), in a manner consistent with each other. Accordingly, the Original Reporting Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of the Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act. An Agreement to File Joint Statement on Schedule 13D among the Original Reporting Persons that the Statement was, and that the Amendments and this Amendment No. 12 would be, filed on behalf of each of them is annexed as Exhibit A to the Statement. As a result of the transfer by Natalie S. Marcus on May 3, 1994 of 513,584 shares of Common Stock (such shares, as the same were later adjusted pursuant to a subsequent stock split, the "May 3, 1994 Trust Shares") into a trust (the "May 3, 1994 Trust") of which Natalie S. Marcus and Charles E. Heming were trustees, Charles E. Heming acquired beneficial ownership of 513,584 shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act. As a result of his powers as a trustee of the May 3, 1994 Trust and his acquisition of beneficial ownership of the 1994 Trust Shares, it was determined that Charles E. Heming could be deemed to be a member of a group comprised of the Original Reporting Persons and him. He therefore agreed to file Amendment No. 10 to the Statement and specified future amendments to the Statement jointly with the Original Reporting Persons. Each of the Original Reporting Persons and Mr. Heming is referred to herein as a "Reporting Person."

           On November 3, 1994, Natalie S. Marcus transferred 237,510 shares of Common Stock (the "November 3, 1994 Trust Shares") into a trust (the "November 3, 1994 Trust") of which Natalie
           S. Marcus and Charles E. Heming were trustees. On November 3, 1995, Natalie S. Marcus transferred 357,715 shares of Common Stock (the "1995 Trust Shares" and together with the May 3, 1994 Trust Shares and the November 3, 1994 Trust Shares, the "GRAT Shares") into a trust (the "1995 Trust" and together with the May 3, 1994 Trust and the November 3, 1994 Trust, the "GRATs") of which Natalie S. Marcus and Charles E. Heming were trustees. The terms of the November 3, 1994 Trust and the 1995 Trust are substantially identical to the terms of the May 3, 1994 Trust (as described in Amendment No. 10 and Amendment No. 11 to the Statement). Reference is made to Item 4 hereof for a more complete description of the terms of the 1995 Trust. As a result of his acquisition of beneficial ownership of the November 3, 1994 Trust Shares and the 1995 Trust Shares, Mr. Heming has continued to be a Reporting Person since the filing of Amendment No. 10 to the Statement. Effective upon the filing of this Amendment No. 12, as a result of the termina-tion of all of the GRATs and the distribution of all of the GRAT Shares held thereby, Mr. Heming will cease to be a Reporting Person.

           The Reporting Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of shares, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act, of the Common Stock. In filing this Amendment No. 12 as a group, the Reporting Persons do not admit to being members of a group. Charles E. Heming continues to expressly disclaim his membership in the group comprised of the Reporting Persons.

           Transactions reported in this Amendment No. 12 are those which have occurred since August 30, 1995 (the date of the last event disclosed in Amendment No. 11 to the Statement).

Item 1.    Security and Issuer.

           This Statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of American Biltrite Inc., a Delaware corporation with its principal executive offices located at 57 River Street, Wellesley Hills, Massachusetts 02181 (the "Company").

Item 2.    Identity and Background.

           (a) The Reporting Persons are Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus, Cynthia S. Marcus and Charles
E. Heming.

           (b) The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto commencing on page 18 hereof and is incorporated by reference herein.

           (c) The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

           (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

           (e) None of the Reporting Persons other than Richard G. Marcus has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In February 1996, Richard G. Marcus entered into a settlement agreement in the form of a consent decree with the Securities and Exchange Commission (the "Commission") in connection with the Commission's investigation covering trading in the Common Stock by an acquaintance of Richard G. Marcus. Richard G. Marcus, without admitting or denying the Commission's allegations of securities law violations, agreed, among other things, to the entry of a permanent injunction against future violations of Section 10(b) of the Exchange
Act and Rule 10b-5 under the Exchange Act.

           (f) Each of the Reporting Persons is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

           On November 3, 1995, Natalie S. Marcus reacquired sole, direct record and beneficial ownership of 284,853 shares of Common Stock as a distribution from the May 3, 1994 Trust and 72,862 shares of Common Stock as a distribution from the November 3, 1994 Trust. These shares were then contributed to the 1995 Trust and became the 1995 Trust Shares.

           On May 3, 1996, Natalie S. Marcus reacquired sole, direct record and beneficial ownership of 289,369 shares of Common Stock as a distribution from the May 3, 1994 Trust, 73,428 shares of Common Stock as a distribution from the November 3, 1994 Trust and 87,696 shares of Common Stock as a distribution from the 1995 Trust.

           On November 4, 1996, Natalie S. Marcus reacquired sole, direct record and beneficial ownership of 42,044 shares of Common Stock as a distribution from the November 3, 1994 Trust and 81,590 shares of Common Stock as a distribution from the 1995 Trust.

           On May 5, 1997, Natalie S. Marcus reacquired sole, direct record and beneficial ownership of 74,600 shares of Common Stock as a distribution from the 1995 Trust.

           On November 3, 1997, Natalie S. Marcus reacquired sole, direct record and beneficial ownership of 68,927 shares of Common Stock as a distribution from the 1995 Trust.

           On each of December 14, 1995 and November 4, 1996, Richard G. Marcus acquired beneficial ownership of an additional 1,600 shares of Common Stock as gifts from Natalie S. Marcus to himself, his wife and his two children. Similarly, on each of the same dates, Roger S. Marcus acquired beneficial ownership of an additional 400 shares of Common Stock as a gift from Natalie S. Marcus.

           On May 3, 1996, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 17,018 shares of Common Stock as a result of a distribution from the May 3, 1994 Trust.

           On November 3, 1997, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 22,451 shares of Common Stock as a result of a distribution from the 1995 Trust.

           On December 10, 1997, Richard G. Marcus acquired beneficial ownership of an additional 1,080 shares of Common Stock as gifts from Natalie S. Marcus to himself, his wife and his son. On the same date, Roger S. Marcus acquired beneficial ownership of an additional 360 shares of Common Stock as a gift from Natalie S. Marcus.

           All of the above referenced distributions from the GRATs were made to Natalie S. Marcus, Richard G. Marcus or Roger S. Marcus without the payment of any consideration therefor. Each such distribution repre-sents a disposition by Mr. Heming of beneficial ownership of the shares of Common Stock so distributed.

Item 4.    Purpose of Transaction.

           Reference is made to Item 3 hereof for a description of acquisitions of Common Stock by Natalie S. Marcus, Richard G. Marcus and Roger S. Marcus since August 30, 1995. Except as stated in this Amendment No. 12, each of these Reporting Persons acquired these shares of Common Stock for investment purposes.

           In addition, as described in the explanatory Note preceding the text of Item 1 hereof, on November 3, 1995, the 1995 Trust was funded with the 1995 Trust Shares. The 1995 Trust was established on that date as the third in the series of GRATs upon execution of a Trust Agreement (the "1995 Trust Agreement"). The trustees under the 1995 Trust
Agreement were Natalie S. Marcus and Charles E. Heming. Natalie S. Marcus retained full voting and dispositive power over the 1995 Trust Shares during the term of the 1995 Trust, which voting and dispositive power was shared during that term with Charles E. Heming.

           Under the 1995 Trust Agreement, Natalie S. Marcus received a fixed annuity payment from the 1995 Trust for a period of two years. Annuity payments were permitted to be made in cash or 1995 Trust Shares. Upon expiration of the 1995 Trust on November 3, 1997, the remaining principal and income of the 1995 Trust (including any remaining 1995 Trust Shares) was paid to Richard G. Marcus and Roger S. Marcus, the children of Natalie S. Marcus, both of whom are Reporting Persons. Reference is made to Item 3 hereof in this regard.

           A copy of the 1995 Trust Agreement (the terms of which are incorporated by reference herein) is attached as Exhibit A to this Amendment No. 12 and the description of the 1995 Trust Agreement set forth above is qualified in its entirety by reference to the 1995 Trust Agreement as so attached.

           Reference is made to the Statement and the Amendments, each as filed with the Commission, for discussion of the purposes of previous transactions involving the Reporting Persons.

Item 5.    Interest in Securities of the Issuer.

           On each of December 14, 1995 and November 4, 1996, Natalie S. Marcus transferred sole, direct record and beneficial ownership of 800 shares of Common Stock to the two children of Roger S. Marcus.

           On each of December 17, 1996 and April 16, 1997, Natalie S. Marcus transferred sole, direct record and beneficial ownership of 1,000 shares of Common Stock to a charitable trust of which Natalie S. Marcus is a trustee. Natalie S. Marcus retained sole, indirect beneficial ownership of these shares.

           On December 17, 1996, Natalie S. Marcus sold in the open market 2,000 shares of Common Stock at a price of $21.00 per share and 8,000 shares of Common Stock at a price of $21.125 per share. On December 18, 1996, Natalie S. Marcus sold in the open market 3,000 shares of Common Stock at a price of $21.375 per share and 5,000 shares of Common Stock at a price of $21.50 per share. On each of December 19, 1996 and December 23, 1996, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $21.625 per share. On December 24, 1996, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $21.75.

           On August 7, 1997, Natalie S. Marcus sold in the open market 500 shares of Common Stock at a price of $19.75 per share.

           On September 3, 1997, Natalie S. Marcus sold in the open market 4,500 shares of Common Stock at a price of $20.00 per share. On September 8, 1997, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $20.625 per share. On September 9, 1997, Natalie S. Marcus sold in the open market 3,000 shares of Common Stock at a price of $21.625 per share. On September 10, 1997, Natalie S. Marcus sold in the open market 7,000 shares of Common Stock at a price of $21.625 per share. On September 15, 1997, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $22.25 per share. On each of September 17, 1997 and September 19, 1997, Natalie S. Marcus sold in the open market 600 shares of Common Stock at a price of $23.75 per share. On September 22, 1997, Natalie S. Marcus sold in the open market 800 shares of Common Stock at a price of $23.75 per share. On September 24, 1997, Natalie S. Marcus sold in the open market 2,000 shares of Common Stock at a price of $24.00 per share.

           On October 14, 1997, Natalie S. Marcus sold in the open market 1,000 shares at a price of $24.125 per share. On October 21, 1997, Natalie S. Marcus sold in the open market 4,000 shares of Common Stock at a price of $23.75 per share. On October 22, 1997, a charitable trust of which Natalie S. Marcus is a Trustee, sold in the open market 2,000 shares of Common Stock at a price of $24.00 per share.

           All open market transactions disclosed above in this Item 5 were conducted over the American Stock Exchange.

           As of November 1, 1997, Teri Marcus, the adult daughter of Richard G. Marcus, moved out of his household. As a result of this change and the fact that Richard G. Marcus does not have the actual power to vote or control the voting of, or dispose of or can control the disposition of, any shares of Common Stock owned of record by Teri Marcus, Richard G. Marcus has ceased reporting beneficial ownership of the 4,750 shares of Common Stock owned of record by Teri Marcus and reported as beneficially owned by Richard G. Marcus prior to that date.

           On each of May 20, 1996 and July 31, 1997, William M. Marcus transferred record and beneficial ownership of 1,000 shares of Common Stock as a gift to a person who is not a Reporting Person.

           Reference is made to Item 3 hereof and Item 4 hereof for a description of acquisitions of Common Stock by Natalie S. Marcus, Richard
G. Marcus and Roger S. Marcus since August 30, 1995 and of certain GRAT transactions involving Natalie S. Marcus and Charles E. Heming, respectively. Certain related disposition transactions involving the Reporting Persons and are described together with, or as a component of, the acquisitions and GRAT transactions described in Item 3 and Item 4 hereof.

           As a result of these transactions, the group comprised of the Reporting Persons may be deemed to have beneficial ownership of 2,136,048 shares (constituting 55.8%) of the Common Stock. The number and percentage of the shares of Common Stock beneficially owned directly by each Reporting Person, along with the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth on
Schedule II to this Amendment No. 12, which is incorporated by reference herein.

           To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

           The Original Reporting Persons received shares of Common Stock in connection with the reorganization of the Company in 1982 and filed the Statement in connection therewith. Since such time, as disclosed in the Amendments, Common Stock holdings of such Original Reporting Persons and, later, the Reporting Persons have changed as a result of events including stock splits, option exercises, the establishment of, and transfers of Common Stock to and distributions of Common Stock from, trusts for the benefit of various persons, open market transactions and transfers by inheritance and gifts.

           Reference is made to the discussion in the explanatory Note preceding the text of Item 1 hereof for a description of how Charles E. Heming became and will cease to be a Reporting Person, which information is incorporated by reference herein.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the
           Issuer.

           Reference is made to Item 4 hereof for information relating to the material terms of the 1995 Trust, which information is incorporated by reference herein.

           Reference is made to the explanatory Note preceding the text of Item 1 hereof for information relating to the existence of certain contracts (including without limitation the GRATs), arrangements, understandings or relationships among the Reporting Persons, which information is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

           The 1995 Trust Agreement is filed as Exhibit A to this
Amendment No. 12.


                                SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

                                                         Occupation or employment/Principal
                                                         Business and Address in which such
Name                   Address                           employment is conducted
----                   -------                           ----------------------------------
Natalie S. Marcus      c/o American Biltrite Inc.        Not employed
                       57 River Street
                       Wellesley Hills, MA  02181

Richard G. Marcus      c/o American Biltrite Inc.        President and Chief Operating
                       57 River Street                     Officer
                       Wellesley Hills, MA  02181        American Biltrite Inc.
                                                         57 River Street
                                                         Wellesley Hills, MA  02181

Roger S. Marcus        c/o American Biltrite Inc.        Chairman of the Board and Chief
                       57 River Street                     Executive Officer
                       Wellesley Hills, MA  02181        American Biltrite Inc.
                                                         57 River Street
                                                         Wellesley Hills, MA  02181

William M. Marcus      c/o American Biltrite Inc.        Executive Vice President and
                       57 River Street                     Treasurer
                       Wellesley Hills, MA  02181        American Biltrite Inc.
                                                         57 River Street
                                                         Wellesley Hills, MA  02181

Cynthia S. Marcus      c/o American Biltrite Inc.        Not employed
                       57 River Street
                       Wellesley Hills, MA  02181

Charles E. Heming      c/o Wormser, Kiely, Galef &       Attorney at Wormser, Kiely, Galef
                       Jacobs LLP                          & Jacobs LLP, a law partnership
                       711 Third Avenue                  711 Third Avenue
                       New York, NY  10017-4014          New York, New York  10017-4014




                                                 SCHEDULE II
                                   BENEFICIAL OWNERSHIP OF REPORTING PERSONS

                      No. and Percentage     No. of Shares       No. of Shares      No. of Shares Sole       No. of Shares
                          of Shares          Sole Power to       Shared Power        Power to Dispose       Shared Power to
                         Beneficially        Vote or Direct       to Vote or          or Direct the        Dispose or Direct
Name                        Owned               the Vote        Direct the Vote        Disposition          the Disposition
----                  ------------------     --------------     ---------------     ------------------     -----------------
Natalie S. Marcus      1,017,110(1)(2)         873,110(2)        144,000(1)             873,110(2)            144,000(1)
                          (27.98%)

Richard G. Marcus      524,067(1)(3)(4)        373,924(3)        151,320(1)(4)          373,247(3)            151,320(1)(4)
                          (14.17%)

Roger S. Marcus          514,601(1)(5)         370,601(5)        144,000(1)             370,601(5)            144,000(1)
                          (13.90%)

William M. Marcus        358,364(6)            358,364(6)              0                358,364(6)                  0
                          (9.71%)

Cynthia S. Marcus          9,400                 9,400                 0                  9,400                     0
                          (0.26%)

Charles E. Heming              0                     0                 0                      0                     0
                             (0%)

------------------

(1) Includes 144,000 shares held as co-trustee for the benefit of family members.

(2)   Includes 4,000 shares held as trustee of a charitable trust.

(3) Includes 67,600 shares issuable upon exercise of currently exercisable stock options.

(4) Includes 2,210 shares held by his wife, Beth A. Marcus, and 5,110 shares held by his son, Todd Marcus. Does not include 5,110 shares held by his daughter, Teri Marcus.

(5) Includes 67,600 shares issuable upon exercise of currently exercisable stock options. Does not include 5,110 shares held by his daughter Elissa G. Marcus and 5,110 shares held by his daughter Julie Marcus.

(6) Includes 56,080 shares issuable upon exercise of currently exercisable stock options.



                                SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 3, 1998


            /s/ Natalie S. Marcus*
           -----------------------
                Natalie S. Marcus


            /s/ Richard G. Marcus
           -----------------------
                Richard G. Marcus


            /s/ Roger S. Marcus*
           -----------------------
                Roger S. Marcus


            /s/ William M. Marcus*
           -----------------------
                William M. Marcus


            /s/ Cynthia S. Marcus*
           -----------------------
                Cynthia S. Marcus


            /s/ Charles E. Heming*
           -----------------------
                 Charles E. Heming


            /s/ Richard G. Marcus
           -----------------------
                Richard G. Marcus
                Attorney-in-fact

----------------
* Signed by Richard G. Marcus pursuant to a power of attorney dated May 3, 1994, a copy of which was filed with Amendment No. 10 to the Statement and is incorporated by reference herein.




                              EXHIBIT INDEX


                                                                 Page
                                                                 ----

Exhibit A:       Trust Agreement dated November 3, 1995
                 between Natalie S. Marcus as Grantor
                 and Natalie S. Marcus and Charles E.
                 Heming as Trustees  . . . . . . . . . . . .       22